CRUDE ETF CRITICS AND THE MACROSHARES AFFAIR
Posted on Jan 17th, 2007 with stocks: DBO, DCR, OIL, UCR, USO


GREG NEWTON SUBMITS:

Most criticism of the performance of crude oil ETFs appears to be based as much on investor misperceptions as any actual defects in the products. But the new, complex - and lightly traded - Claymore MacroShares paired 'up' and 'down' product is in serious trouble, with unbalanced demand, and their specialist's inability to address the products' challenges, contributing to their absolute failure to perform as advertised.

At the close of business Friday, Jan 12, the 'up' MacroShares ETF (UCR) was trading at $59.25, an 11.6 percent premium to its NAV of $53.09. By contrast, the 'down' ETF (DCR) was trading at $63.72, a five percent discount to its $67.12 NAV. So far this year, DCR has gained 12 percent, while UCR - which is supposed to trade inversely to DCR - has lost just 7.3 percent, or little more than half the actual 13.2 percent decline in crude futures prices this year, through Friday.

The price-NAV discrepancies in UCR and DCR are, in both absolute and percentage terms, among the largest ever seen in ETF history.

The two best-established crude oil ETFs - USO, launched in Apr. 2006, and OIL, the iPath Goldman Sachs Crude Oil Total Return Index exchange-trade note, launched in Aug. 2006 - have traded virtually in line with each other and the benchmark NYMEX West Texas Intermediate light sweet crude futures contract. A third crude oil contract, the PowerShares Deutsche Bank Oil Fund (DBO), launched Jan 5, has also traded closely in line with those products over its short lifespan.

USO, by far the largest of the products with more than $850 million in assets, has attracted much of the largely unfair criticism as its price and NAV have disconnected from the actual price of the benchmark futures contact; it closed Friday, Jan 12, at $44.63 (against an NAV of $44.83), while the Feb. 2007 NYMEX contract settled at l$52.99, and closed at $53.05. But through Jan. 12, it was down 13.5 percent, closely matching the performance of OIL - down 13.4 percent - and the benchmark futures contract, which was down 13.2 percent, based on its daily settlement price, this year.

PRICE VS PERCENTAGE CHANGE

John T. Hyland, director of portfolio research for the US Oil Fund, said yesterday that the criticism leveled at USO largely reflects a common misunderstanding. "USO's price isn't intended to match the contract price - that's impossible - but its NAV should, and generally does within the margin of error of most comparable ETFs, reflect the percentage change [emphasis added] in the benchmark, less the expenses."

[On Friday, Jan. 12, USO was trading at a 0.44 percent discount to NAV; by contrast, OIL closed at $32.96, a 0.30 percent discount to its $33.05 daily indicative value.]

ACTIVE DIALOGUE

Meanwhile Claymore is "active dialogue" with its specialist, Bear Hunter, to resolve the serious questions confronting the crude oil MacroShares and the trading performance of UCR and DCR which is correlated, but hardly in line, with movements in crude oil prices. It is also, according to Bill Belden, a managing director in Claymore's product development group, recruiting additional authorized persons - brokers entitled to handle the creation and redemption of shares - to provide additional liquidity to the product.

While Belden did not directly criticize Bear Hunter, a Bear Stearns subsidiary, it is clear that the firm carries much of the responsibility for the abysmal performance of the MacroShares ETFs in tracking their benchmark and, in price terms, maintaining the relationship between the two share classes, and their NAVs.

As the specialist, Bear Hunter is responsible, under the alleged rules of The World's Most Unnecessary Securities Market (dba the American Stock Exchange), for maintaining an orderly market in the shares, but, as evidenced by the performance discrepancies, the UCR/DCR market is anything but orderly.

[An email to Amex chairman Neal Wolkoff, who is currently on vacation, and general counsel Claudia Crowley, sent at 6pm EST last night, seeking information as to what action the exchange might be taking to address the UCR/DCR issue had not drawn a response by pixel-time.]

WELL, AT LEAST THE NAV WORKS

Compounding Claymore's frustration, the shares' NAVs are, according to Belden, tracking the benchmark exactly as they were designed to do. "It's no consolation to shareholders, I know, but the NAV performance shows that the product design is sound, and we've every confidence in the future of the concept, and the product. The issues are in the market pricing, and we're working hard to fix that."

Even a cursory analysis of the trading statistics reveals that one of, if not the, biggest problem confronting the ETFs is unbalanced demand. Through Friday, UCR was turning over an average 57,550 shares a day so far this year, although 75 percent of that volume hit on just two days. DCR was averaging just 9,575 shares, with the two largest days accounting for 45 percent of that volume. The ETFs were launched Nov. 30, 2006.

"There's no question that the market is having a tough time digesting the concept. Compared with a conventional ETF, it's a sophisticated instrument that is more challenging to hedge," said Belden. MacroShares are issued in matched pairs of up and down units, meaning that if a market-maker issues shares to meet demand for one side of the trade, he has to find a buyer for, or otherwise hedge, the other.

In a liquid market, the arbitrage would be quickly eliminated by, for example, short-selling UCR - the 'up' shares - until the NAV discrepancy was brought into line. However, the challenge of borrowing an illiquid stock appears to have prevented the market from performing that function.

The volume imbalance also clearly indicates that, despite the massive drop in crude prices so far this year, what demand does exist for these products is concentrated on the 'up' side of the equation.

Belden also attributed some of the discrepancy to the market building in a "roll premium," a phenomenon that occurs when the market is in contango, with future prices higher than current levels, and the market starts pricing in the move to the future level. "We saw some of that, and we expected it, around the time of the first contract roll in December. What we didn't expect is that it would start appearing so quickly after the next contract started trading and that it would start pricing in months of premium," and that the premium being priced in would vary so much, Belden said.

It remains to be seen whether Claymore's efforts will succeed. But until the problems are fixed, MacroShares investors are confronting a product that is failing to deliver on its promises and its, to date, an ETF too far.

                                      # # #

MACRO Securities Depositor, LLC, a Delaware limited liability company which is acting as the depositor for the Claymore MACROshares Oil Up Holding Trust and the Claymore MACROshares Oil Up Tradeable Trust, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents filed by the depositor on behalf of the trusts with the SEC for more complete information about the trusts and the offering described in these documents. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, MACRO Securities Depositor, LLC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (800) 345-7999. You may also request a copy of the prospectus by accessing the Claymore MACROshares web site at www.claymoremacroshares.com.